June 20, 2025

VIA EDGAR

Mr. William Demarest
Ms. Kristina Marrone
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Re:	Agree Realty Corporation Form 10-K for the year ended December 31, 2024 Filed February 11, 2025 File No. 001-12928

Dear Mr. Demarest and Ms. Marrone:

Set forth below is the response of Agree Realty Corporation, a Maryland corporation (the “Company,” “we,” or “our”), to the comment made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 16, 2025 (the “Comment Letter”), that relates to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (File No. 001-12928), originally filed by the Company with the Commission on February 11, 2025.

To assist in your review, set forth below in bold is the comment of the Staff contained in the Comment Letter. Immediately below the comment is the response of the Company with respect thereto.

Form 10-K for the year ended December 31, 2024

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-15

1.	We note your response to our prior comment. Please clarify whether significant segment expenses and other segment items are identical to what is presented on the face of your Consolidated Statements of Operations and Comprehensive Income. If so, include disclosure to this effect in future filings.

The Company confirms significant segment expenses and other segment items are identical to the information presented on the face of our Consolidated Statements of Operations and Comprehensive Income. The Company will provide disclosure to this effect in our future periodic filings with the Commission.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please feel free to contact me should you have any questions or comments at (248) 480-0267 or peter@agreerealty.com.

Sincerely,

/s/ Peter Coughenour
Peter Coughenour
Chief Financial Officer

cc:	Donald J. Kunz, Partner, Honigman LLP

Joshua W. Damm, Partner, Honigman LLP